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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                               Commission File Number:  0-22089

(Check One)
[ ] Form 10-K and Form 10-KSB  [ ] Form 11-K

[ ] Form 20-F [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

         For the period ended March 31, 1998

[ ] Transition Report on Form 10-K and Form 10-KSB

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q and Form 10-QSB

[ ] Transition Report on Form N-SAR

         For the transition period ended _____________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: Brunswick Technologies, Inc.
                         ----------------------------------------------------
Former name if applicable:
                           --------------------------------------------------

Address of principal executive office (Street and Number):  43 Bibber Parkway
                                                           ------------------

City, State and Zip Code:  Brunswick, Maine  04011
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                                     PART II
                             RULE 12B-25(B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         |X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the



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prescribed due date; or the subject quarterly report or transition report on
Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         | | (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

         The delay in the filing of the Form 10-Q for the period ended March 31, 1998 could not be eliminated without unreasonable effort or expense due to the recent departure from the company of its Chief Financial Officer and the subsequent appointment of an Interim Chief Financial Officer.

                                     PART IV
                                OTHER INFORMATION
         (1) Name and telephone number of person to contact in regard to this notification.

  Alan Chesney, Interim
  Chief Financial Officer                              (207) 729-7792
  -----------------------                              --------------
  (Name)                                      (Area Code and Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                     [X] Yes       [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                     [X] Yes       [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         SEE EXHIBIT A ATTACHED HERETO.

                          Brunswick Technologies, Inc.
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                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  May 15, 1998              By:  /s/ Alan Chesney
                                      ----------------
                                 Alan Chesney, Interim Chief Financial Officer


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                                    EXHIBIT A
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                                   FORM 12b-25
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                  BRUNSWICK TECHNOLOGIES, INC. ("THE COMPANY")


First quarter 1998 versus fourth quarter 1997 and first quarter 1997
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Domestic and international net sales in the first quarter 1998 were up 20.6%
over the previous quarter for Brunswick Technologies, Inc. ("the Company"). March was a record month domestically and was the first month BTI-Europe's results were consolidated. On a domestic basis, net sales were up 11.9% over the previous quarter despite a slow start as several projects and conversions using the Company's products continued to be somewhat delayed in the first half of the quarter but accelerated in March. Compared to the same quarter last year, net sales were up 23.4% and 14.5% for total and domestic sales, respectively.

Gross margin increased from 22.6% to 24.2% in the quarter compared to the previous quarter on a fully consolidated basis while on a domestic basis, it increased slightly less to 23.9%. The increase primarily reflects the recovery from lower margins in the fourth quarter of 1997 which were somewhat depressed due to slower growth in sales and previously reported year end adjustments. Comparing first quarter 1998 to the same period last year, gross margin was 25.7% in the first quarter of 1997 compared to 1998's domestic gross margin of 23.9%. Both material cost and direct labor are running higher than previously. Material cost was adversely affected by the suitability problems of some lower cost input supplied by a glass manufacturer. The manufacturer appears to have rectified the situation and it is expected that the higher costs will reverse themselves later in the year as the new supply comes on line. Direct labor, however, is running somewhat high, particularly in Maine, due primarily to the tight labor markets which have forced the use of higher cost temporary workers.

Operating income totaled $536,000 for the quarter, or 5.7% of sales. On a domestic basis, operating income was 5.0% of sales, up significantly from Q4 1997 but off from the same period last year when it reached 7.4%. Shipping expense is up slightly to 4.4% of net sales due primarily to increased exports from Maine. Selling expenses are in line with expectations and historical levels but general and administrative expenses continue to run higher than desired due in large part to the cost of professional fees associated with mandated SEC filings and investor relations. These annual costs were not fully reflected in the first quarter of 1997 as the Company went public in February, 1997 when most similar costs were netted against the proceeds of the IPO.

R&D expense dropped significantly in the first quarter however this can fluctuate based on the level of R&D samples which happen to be run and the development cycle of new manufacturing equipment during a given period. Amortization of goodwill increased due to the one month's activity of BTI-Europe (on a quarterly basis going forward, this number will be somewhat higher when a full three months of BTI-Europe is factored in) and the amortization of technology which was acquired in conjunction with the acquisition. Significantly, net income increased both on a consolidated basis and on a domestic basis when compared to both Q4 1997 and the same period last year. This occurred despite lower interest and other income in the quarter. Likewise, fully diluted EPS increased when compared to the same periods, despite a greater number of common shares (and equivalents) outstanding and reached $.08/share.

The consolidated balance sheet at March 31, 1998, reflects a dramatically different picture from that of fiscal year ending December 31, 1997. Most significantly was the acquisition of BTI-Europe and associated "Euro-Technology". This served to consume substantially all of the remaining proceeds from the 1997 IPO. In addition, working capital needs domestically and internationally increased during the quarter reflecting strong sales activity in March (and in April) as inventory and accounts receivable grow, and also a higher number of export sales from the US which carry longer terms than domestic sales. As a consequence, intermittent short term borrowings became necessary during the quarter. The Company has received a renewal of its commitment from a bank for the $4.0 million unsecured line of credit to cover short term cash needs. Internally generated cash is expected to be sufficient to meet the Company's needs throughout the remainder of the year.